Filed Pursuant to Rule 424(b)(3)
Registration No. 333-118552

3,500,000 Shares

[JOURNAL COMMUNICATIONS, INC. LOGO]

CLASS B COMMON STOCK

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        This prospectus relates to the offering, which is not being underwritten, of up to 3,500,000 shares of our class B common stock held by some of our shareholders in the “B market” under our articles of incorporation. Our class B common stock is not listed on any stock exchange or quoted on any organized over-the-counter market. Our class A common stock, into which the class B common stock is convertible after first offering to sell it under the procedures set forth in our articles of incorporation (i.e., the “B market”), is listed on the NYSE under the symbol “JRN.” On April 25, 2005, the reported closing price of our class A common stock on the NYSE was $16.06 per share.

        The price at which the selling shareholders may sell their class B common stock in the “B market” under our articles of incorporation is the closing price of our class A common stock as reported by the New York Stock Exchange on the applicable “option event date.” The “option event date” will be the date of receipt by our transfer agent of a properly completed sales offer (offer to sell/request to convert) form (which our articles of incorporation defines as a “voluntary transfer/conversion notice”) or, if a minimum price is designated, the first date on which the closing price of the class A common stock as reported by the New York Stock Exchange equals or exceeds the indicated minimum price. We will not receive any of the proceeds from any sale of the class B common stock by the selling shareholders.

        This prospectus is a part of a shelf registration statement that we filed with the Securities and Exchange Commission to allow our affiliates to sell shares of their class B common stock in the “B market” under our articles of incorporation if they so desire.

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        Investing in our class B common stock involves risks. See “Risk Factors” beginning on page 7.

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        The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

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The date of this prospectus is May 3, 2005

TABLE OF CONTENTS

	Page		Page
Forward-Looking Statements	1	Selling Shareholders	19
Where You Can Find More Information	2	Description of Capital Stock	20
Prospectus Summary	3	Plan of Distribution	34
The Offering	4	Legal Matters	35
Risk Factors	7	Experts	35
Use of Proceeds	18

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        We use the terms “class B common stock” and “class B shares” to refer to our class B common stock that we are offering in this prospectus. We use the terms “class A common stock” and “class A shares” to refer to our class A common stock that is listed on the New York Stock Exchange under the symbol “JRN.” Each class B share is convertible at the option of the holder into one share of class A common stock after first offering to sell it in the “B market” under our articles of incorporation. We use the terms “class C common stock” and “class C shares” to refer to our class C common stock. We use the term “common stock” to refer to the class A common stock, class B common stock and class C common stock, collectively.

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FORWARD-LOOKING STATEMENTS

        We make certain statements in this prospectus that are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. We intend these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in that Act, and we are including this statement for purposes of those safe harbor provisions. These forward-looking statements may be found in the sections of this prospectus entitled “Prospectus Summary” and “Risk Factors” and generally include all statements other than statements of historical fact, including statements regarding our future financial position, business strategy, budgets, projected revenues and expenses, expected regulatory actions and plans and objectives of management for future operations. We often use words such as “may,” “will,” “intend,” “anticipate,” “believe,” or “should” and similar expressions in this prospectus to identify forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond our control. These risks, uncertainties and other factors could cause actual results to differ materially from those expressed or implied by those forward-looking statements. Among such risks, uncertainties and other factors that may impact us are those described in “Risk Factors” and the following:

•	changes in advertising demand;

•	changes in newsprint prices and other costs of materials;

•	changes in federal or state laws and regulations or their interpretations (including changes in regulations governing the number and types of broadcast and cable system properties, newspapers and licenses that a person may control in a given market or in total);

•	changes in legislation or customs relating to the collection, management and aggregation and use of consumer information through telemarketing and electronic communication efforts;

•	the availability of quality broadcast programming at competitive prices;

•	changes in network affiliation agreements;

•	quality and rating of network over-the-air broadcast programs available to our customers;

•	effects of the loss of commercial inventory resulting from uninterrupted television news coverage and potential advertising cancellations due to war or terrorist acts;

•	effects of the rapidly changing nature of the publishing, broadcasting, telecommunications, and printing industries, including general business issues, competitive issues and the introduction of new technologies;

•	effects of bankruptcies on customers for our telecommunications wholesale services;

•	the ability of regional telecommunications companies to expand service offerings to include intra-exchange services;

•	effects of potential acquisitions of or mergers of telecommunications companies or advertisers;

•	changes in interest rates;

•	the outcome of pending or future litigation;

•	energy costs;

•	the availability and effect of acquisitions, investments, and dispositions on our results of operations or financial condition; and

•	changes in general economic conditions.

We caution you not to place undue reliance on these forward-looking statements, which we have made as of the date of this prospectus.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed and will file, annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission, or SEC. Our SEC filings are available to the public over the Internet at the SEC’s web site at http://www.sec.gov. You may read and copy any filed document at the SEC’s public reference room in Washington, D.C. at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room.

        Additionally, we have filed a registration statement on Form S-3 with the SEC. This prospectus is part of that registration statement and, as allowed by SEC rules, does not include all of the information you can find in the registration statement or the exhibits to the registration statement.

        We are “incorporating by reference” specified documents that we file with the SEC, which means:

•	incorporated documents are considered part of this prospectus;

•	we are disclosing important information to you by referring you to those documents; and

•	information we file with the SEC will automatically update and supersede information contained in this prospectus.

        We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus and before the end of the offering of the securities pursuant to this prospectus:

•	our Annual Report on Form 10-K for the year ended December 26, 2004;

•	our Current Reports on Form 8-K dated December 13, 2004 and January 25 and February 10, 2005;

•	the description of our class A common stock contained in our Item 1 of our Registration Statement on Form 8-A, dated September 22, 2003, and any amendment or report updating that description; and

•	the description of our class B common stock contained in our Current Reports on Form 8-K, dated September 29, 2003 and April 28, 2005.

You may request a copy of any of these filings, at no cost, by writing to Paul Kritzer, Vice President, Secretary and General Counsel-Media, Journal Communications, Inc., 333 W. State Street, Milwaukee, Wisconsin 53203, or by calling Mr. Kritzer at (414) 224-2374.

        You should rely only on the information contained or incorporated by reference in this prospectus or to which we have referred you to. We have not authorized anyone to provide you with different information. This prospectus may only be used where it is legal to sell the shares of class B common stock. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of the class B common stock.

PROSPECTUS SUMMARY

        This summary contains certain information regarding our business and also highlights selected information contained elsewhere in this prospectus. Because this is a summary, it is not complete and does not contain all of the information that may be important to you. For a more complete understanding of us, we encourage you to read this prospectus in its entirety, especially the risks of investing in our class B common stock discussed under “Risk Factors” and our consolidated financial statements, including the notes thereto, incorporated by reference in this prospectus. See “Where You Can Find More Information.”

Our Company

        Founded in 1882, we are a diversified media and communications company with operations in publishing, radio and television broadcasting, telecommunications and printing services. We publish the Milwaukee Journal Sentinel, which serves as the only major daily newspaper for the Milwaukee metropolitan area, and more than 90 community newspapers and shoppers in eight states. We own and operate 38 radio stations and seven television stations in 11 states and operate an additional television station under a local marketing agreement. Through our telecommunications segment, we own and operate a regional fiber optic network in the upper Midwest, provide integrated data communications solutions for small and medium size businesses and offer network transmission solutions for other service providers. We also provide a wide range of commercial printing services — including printing for magazines, professional journals and documentation material — as well as electronic publishing, kit assembly and fulfillment. In addition, we operate a direct marketing services business. On January 25, 2005, we sold our label printing business.

        In 2004, our total revenue was $820.8 million, 60.9% of which was generated from our publishing and broadcasting operations, 17.5% from telecommunications and 21.6% from printing services and other operations.

Class B Shares

        Each share of our class B common stock is convertible at the option of the holder into one share of class A common stock after first offering to sell it in the “B market” under our articles of incorporation.

        With certain limited exceptions, in order to sell class B shares, or to convert class B shares into class A shares, class B shareholders must first provide our transfer agent with a properly completed sales offer form (a “voluntary transfer/conversion notice”). Upon submission of such form/notice, the following persons will have options to purchase the shares subject to that form/notice, in the following order: (i) our employee benefit plans; (ii) employee eligibles (our active employees and our directors); (iii) Matex Inc. (one of the shareholders holding shares formerly held by Harry J. Grant, our former chairman and chief executive officer); and (iv) us. Persons wishing to buy class B shares must have listed themselves as active buyers for up to a set number or specified dollar amount of shares on a register maintained by our transfer agent. Offers to sell are matched with purchasers, provided one or more active purchasers are then available, within three business days after the “option event date” for a sales offer form/notice. If a purchase option is exercised, then the class B shares will be sold to the eligible purchaser and remain class B shares. If no purchase option is exercised, then the shareholder can (i) retain the class B shares, or (ii) convert the class B shares into class A shares, which would be freely transferable (subject to applicable law).

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        Our principal executive offices are located at 333 West State Street, Milwaukee, Wisconsin 53203, and our telephone number is (414) 224-2616. Our web site is www.journalcommunications.com. Information contained on our web site is not incorporated by reference into this prospectus, and you should not consider information on our web site as part of this prospectus.

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THE OFFERING

Class B common stock offered by certain shareholders	Up to 3,500,000 shares
Common stock outstanding as of April 25, 2005
(excluding 8,676,705 class B shares owned by The Journal Company, our wholly-owned subsidiary) (1):
Class A common stock	31,488,387 shares
Class B common stock	40,520,611 shares
Class C common stock(2)	3,264,000 shares
Voting rights
Class A common stock	One vote per share
Class B common stock	10 votes per share
Class C common stock	Two votes per share
Dividend policy	Our board of directors expects to continue to
declare dividends on our common stock, in its
discretion and in light of all relevant factors,
including earnings, general business conditions
and working capital requirements. Pursuant to
our articles of incorporation, each class of
common stock has equal rights with respect to
cash dividends, except that dividends on class C
shares are cumulative and will not be less than
$0.57 per year.
Use of Proceeds	We are registering the class B shares for resale
by the selling shareholders. We will not
receive any cash proceeds from any sale of the
class B shares by the selling shareholders.
Absence of market for the class B shares	Our class B common stock is not listed on any
stock exchange or quoted on any organized
over-the-counter market. Our class A common
stock, into which the class B common stock is
convertible after first offering to sell it in
the "B market" under our articles of
incorporation, is listed on the NYSE under the
symbol "JRN." We currently have no intention to
apply to list the class B shares on any
securities exchange or to seek their admission
to trading on any automated quotation system.

    (1)        Pursuant to applicable state law, the class B shares held by The Journal Company, our wholly-owned subsidiary, are not entitled to vote.

    (2)        Each class C share is convertible at any time into, at the option of the holder, either (i) 1.363970 shares of class A common stock or (ii) a combination of 0.248243 shares of class A common stock and 1.115727 shares of class B common stock.

SUMMARY FINANCIAL DATA

        The following table presents our summary consolidated historical financial data for the years ended December 31, 2000, 2001, 2002 and 2003 and December 26, 2004. The data set forth below has been derived from our consolidated financial statements, including the notes thereto. This table should be read together with our other financial information, including “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements, including the notes thereto, incorporated by reference in this prospectus. See “Where You Can Find More Information.”

	2000	2001	2002	2003	2004(1)
	(dollars in thousands, except per share amounts)
Statement of Earnings Data:
Revenue:
Publishing	$345,321	$320,615	$311,138	$316,976	$327,687
Broadcasting	149,886	134,801	152,749	150,744	172,073
Telecommunications	126,586	151,992	148,674	149,538	144,020
Printing services	107,334	114,612	97,841	85,958	76,308
Other	90,105	86,767	90,974	95,073	100,673

Total revenue	819,232	808,787	801,376	798,289	820,761
Operating expense	710,041	724,683	687,303	684,880	688,001

Operating earnings(2)	109,191	84,104	114,073	113,409	132,760
Net earnings(2)(3)	$66,384	$47,757	$57,920	$66,793	$78,480

Diluted Earnings Per Share Amounts(4)
Continuing operations before	$0.81	$0.59	$0.82	$0.80	$1.01
accounting change
Net earnings(2)(3)	$0.82	$0.57	$0.73	$0.80	$1.01
Balance Sheet Data:
Total assets	$687,035	$730,778	$744,967	$747,175	$775,062
Total debt	$--	$4,420	$90,775	$84,000	$70,310
Shareholders' equity	$508,519	$532,880	$476,544	$463,750	$489,495
Other Financial Data:
Depreciation(3)	$38,710	$40,882	$44,726	$46,381	$45,321
Amortization(3)	$11,408	$10,814	$1,909	$2,241	$1,396
EBITDA(3)	$159,309	$135,800	$160,708	$162,031	$179,387
Capital expenditures	$96,758	$90,172	$53,169	$39,685	$29,275
Dividends	$36,765	$37,866	$31,597	$44,080	$20,792
Cash Flow Data:
Net cash provided by (used for):
Operating activities	$133,589	$117,342	$86,321	$128,523	$133,966
Investing activities	$(94,496)	$(107,075)	$(51,670)	$(40,213)	$(69,272)
Financing activities	$(33,035)	$(11,918)	$(31,714)	$(88,321)	$(66,763)

(1)	Includes Green Bay, Wisconsin television station WGBA-TV and a local marketing agreement between WGBA-TV and WACY-TV from October 6.

(2)	Effective January 1, 2002, we adopted Statement No. 142, “Goodwill and Other Intangible Assets.” Under Statement No. 142, goodwill and broadcast licenses are no longer amortized but are reviewed for impairment and written down and charged to net earnings when their carrying amounts exceed their estimated fair values. Adjusted net earnings and earnings per share are presented below, assuming this accounting change is applied retroactively as of January 1, 2000. The adjustment represents amortization expense for goodwill and broadcast licenses in 2000 and 2001.

	2000	2001	2002	2003	2004(1)
	(dollars in thousands, except per share amounts)
Net earnings	$66,384	$47,757	$57,920	$66,793	$78,480
Adjustment	5,447	5,454	--	--	--

Adjusted net earnings	$71,831	$53,211	$57,920	$66,793	$78,480

Adjusted basic earnings per share(4)	$0.88	$0.63	$0.73	$0.84	$1.05

Adjusted diluted earnings per share(4)	$0.88	$0.63	$0.73	$0.80	$1.01

(3)	We define EBITDA as net earnings excluding provision for income taxes, total other income and expense, gain/loss from discontinued operations, net, cumulative effect of accounting change, net, depreciation and amortization. We believe the presentation of EBITDA is relevant and useful because it helps improve our investors’ ability to understand our operating performance and makes it easier to compare our results with other companies that have different financing and capital structures or tax rates. Our management uses EBITDA, among other things, to evaluate our operating performance, to value prospective acquisitions and as incentive compensation performance targets for certain management personnel. In addition, our lenders use EBITDA as one of the measures of our ability to service our debt. EBITDA is not a measure of performance calculated in accordance with accounting principles generally accepted in the United States. EBITDA should not be considered in isolation of, or as a substitute for, net earnings as an indicator of operating performance or cash flows from operating activities as a measure of liquidity. EBITDA, as we calculate it, may not be comparable to EBITDA measures reported by other companies. In addition, EBITDA does not represent funds available for discretionary use.

        The following table presents a reconciliation of our consolidated net earnings to consolidated EBITDA:

	2000	2001	2002	2003	2004(1)
	(dollars in thousands)
Net earnings	$66,384	$47,757	$57,920	$66,793	$78,480
(Gain) loss from discontinued	(471)	1,722	565	--	--
operations, net
Cumulative effect of accounting
change, net	--	--	6,509	--	--
Provision for income taxes	44,162	35,860	49,418	45,149	52,335
Total other (income) and expense	(884)	(1,235)	(339)	1,467	1,945
Depreciation	38,710	40,882	44,726	46,381	45,231
Amortization	11,408	10,814	1,909	2,241	1,396

EBITDA	$159,309	$135,800	$160,708	$162,031	$179,387

(4)	Gives effect to the three-for-one share exchange ratio related to our new capital structure as of September 29, 2003.

RISK FACTORS

        An investment in our class B common stock involves risks. You should carefully consider the risks we describe below before deciding to invest in our class B common stock. The market price of our class A common stock, which directly correlates with the price of our class B common stock under our articles of incorporation, could decline due to any of these risks, in which case you could lose all or part of your investment. In assessing these risks, you should also refer to the other information included and incorporated by reference in this prospectus, including our consolidated financial statements and the notes thereto.

Risks Relating to Our Diversified Media Business

Decreases in advertising spending, resulting from economic downturn, war, terrorism or other factors, could adversely affect our financial condition and results of operations.

        Approximately 51.1% of our revenue in 2004 was generated from the sale of local, regional and national advertising appearing in our newspapers and shoppers and for broadcast on our radio and television stations. Advertisers generally reduce their advertising spending during economic downturns, so a recession or economic downturn could have an adverse effect on our financial condition and results of operations. Also, our advertising revenue tends to decline in times of national or local crisis because our radio and television stations broadcast more news coverage and sell less advertising time. For example, the threatened outbreak of hostilities in Iraq in March 2003 and the war itself had a negative impact on our broadcast results due to reduced spending levels by some advertisers, cancellations by some advertisers for the duration of war coverage and elimination of advertising inventory available from our television networks during their continuous coverage of the war. As a result, the war in Iraq, additional terrorist attacks or other wars involving the United States could adversely affect our financial condition and results of operations.

        Additionally, some of our printed publications and our radio and television stations generate a large percentage of their advertising revenue from a limited number of sources, including the automotive industry, political advertising and professional sports contracts. As a result, even in the absence of a recession or economic downturn, adverse changes specifically affecting these advertising sources could significantly reduce advertising revenue and have a material adverse affect on our financial condition and results of operations.

        In addition, our advertising revenue and circulation revenue depend upon a variety of other factors specific to the communities that we serve. Changes in those factors could negatively affect those revenues. These factors include, among others, the size and demographic characteristics of the local population, the concentration of retail stores, and local economic conditions in general. If the population demographics, prevailing retail environment, or local economic conditions of a community served by us were to change adversely, revenue could decline and our financial condition and results of operations could be adversely affected. This is especially true with respect to the metropolitan Milwaukee market, which is served by our daily newspaper, the Milwaukee Journal Sentinel, one of our television stations, two of our radio stations and a number of our community newspapers and shoppers, and from which we derived approximately 38.7% of our operating revenue in 2004.

Our diversified media businesses operate in highly competitive markets, and we may lose market share and advertising revenue to competing newspapers, radio and television stations, as well as to other types of media competitors or through consolidation of media competitors.

        Our diversified media businesses operate in highly competitive markets. Our newspapers, shoppers, radio stations and television stations compete for audiences and advertising revenue with other newspapers, shoppers, radio stations and television stations, as well as with other media such as magazines, cable television, satellite television, satellite radio, outdoor advertising, the Internet and direct mail. Some of our current and potential competitors have greater financial, marketing, programming and broadcasting resources than we do.

        In newspapers and shoppers, our revenue primarily consists of advertising and paid circulation. Competition for advertising expenditures and paid circulation comes from local, regional and national newspapers, shoppers, magazines, broadcast and cable television, radio, direct mail, yellow pages, the Internet and other media. Competition for newspaper advertising revenue is based largely upon advertiser results, advertising rates, readership, demographics and circulation levels, while competition for circulation is based largely upon the content of the newspaper, its price, editorial quality and customer service. On occasion, our businesses compete with each other for regional and local advertising, specifically in the Milwaukee market. Our local and regional competitors in community newspapers and shoppers are typically unique to each market, but we have many competitors for advertising revenue that are larger and have greater financial and distribution resources than us. Circulation revenue and our ability to achieve price increases for our print products are affected by competition from other publications and other forms of media available in our various markets, declining consumer spending on discretionary items like newspapers, decreasing amounts of free time, and declining frequency of regular newspaper buying among young people. In addition, like many metropolitan daily newspapers nationwide, we are seeing a gradual downward trend in paid circulation for a variety of reasons. Accordingly, we may incur increasing costs competing for advertising expenditures and paid circulation. If we are not able to compete effectively for advertising expenditures and paid circulation, our revenue may decline and our financial condition and results of operations may be adversely affected.

        Our radio and television broadcasting businesses compete for audiences and advertising revenue primarily on the basis of programming content and advertising rates. Advertising rates are set based upon a variety of factors, including a program’s popularity among the advertiser’s target audience, the number of advertisers competing for the available time, the size and demographic make-up of the market served and the availability of alternative advertising in the market. Our ability to maintain market share and competitive advertising rates depends in part on audience acceptance of our network, syndicated and local programming. Changes in market demographics, the entry of competitive stations to our markets, the introduction of competitive local news or other programming by cable and satellite providers, or the adoption of competitive formats by existing stations could result in lower ratings and have a material adverse effect on our financial condition and results of operations.

        In addition, our operations may be adversely affected by consolidation in the broadcast industry, especially if competing stations in our markets are acquired by competitors who have a greater national scope and can offer a greater variety of national and syndicated programming for listeners and viewers and enhanced opportunities for advertisers to reach broader markets. On June 2, 2003, the FCC voted to relax rules that currently restrict media ownership; the modified rules, which were to have become effective on September 4, 2003, would likely result in additional industry consolidation. However, the U.S. Court of Appeals for the Third Circuit issued a stay of the new rules on September 3, 2003, and, in an opinion issued on June 24, 2004, remanded the case to the FCC for further proceedings. The court retained jurisdiction over the case pending its future review of the FCC’s actions on remand. In an order issued on September 3, 2004, in response to a request by the FCC, the court lifted its stay insofar as it applied to the modified local radio ownership rule, which has taken effect. In all other respects the rules that were in effect prior to June 2, 2003, will remain in effect until administrative and judicial proceedings related to the rules are resolved or the stay is lifted. Several parties have filed petitions seeking review of the Third Circuit’s June 24, 2004, opinion by the U.S. Supreme Court and the FCC has filed a conditional cross-petition for review. We cannot predict the outcome of any of these judicial proceedings or of any subsequent FCC proceeding. Meanwhile, in January 2004, the limit on the aggregate national audience reach of commonly-owned broadcast television stations was raised from 35% to 39% of total television households pursuant to the 2004 Consolidated Appropriations Act.

Seasonal and cyclical changes in advertising volume affect our quarterly revenue and results of operations and may cause our stock price to be volatile.

        Our quarterly revenue and results of operations are subject to seasonal and cyclical fluctuations that we expect to continue to affect our results of operations in future periods. Our first fiscal quarter of the year tends to be our weakest quarter because advertising volume is typically at its lowest levels following the holiday season. Our fourth fiscal quarter tends to be our strongest quarter, primarily because of revenue from holiday season advertising. Our quarterly revenue also varies based on the dynamics of the television broadcast industry. In particular, we experience fluctuations, primarily during our third and fourth quarters, during political voting periods as advertising dramatically increases. Also, since NBC has exclusive rights to broadcast the Olympics through 2012, our NBC affiliate stations have typically experienced increased viewership and revenue during Olympic broadcasts. Other factors that affect our quarterly revenue and results of operations may be beyond our control, including changes in the pricing policies of our competitors, the hiring and retention of key personnel, wage and cost pressures, changes in newsprint prices and general economic factors. These quarterly fluctuations in revenue and results of operations may cause our stock price to be volatile.

We may not be able to acquire radio stations, television stations or newspapers, successfully manage acquired properties, or increase our profits from these operations.

        Our diversified media business has in the past expanded through acquisitions of radio and television stations and community newspapers and shoppers in selected markets. We intend to pursue continued growth through selected acquisitions if we are able to identify strategic acquisition candidates, negotiate definitive agreements on acceptable terms and, as necessary, secure additional financing.

        Our acquisition strategy includes certain risks. For example:

•	we may not be able to identify suitable acquisition candidates or, if identified, negotiate successfully their acquisition;

•	we may encounter unforeseen expenses, difficulties, complications or delays in connection with the integration of acquired entities and the expansion of operations;

•	we may fail to achieve anticipated financial benefits from acquisitions;

•	we may encounter regulatory delays or other impediments in connection with proposed transactions;

•	our acquisition strategy may divert management's attention from the day-to-day operation of our businesses;

•	key personnel at acquired companies may leave employment; or

•	we may be required to focus resources on integration of operations rather than more profitable areas.

        In addition, we may compete for certain acquisition targets with companies having greater financial resources than us. We cannot assure you that we will be able to successfully make future acquisitions or what effects those acquisitions may have on our financial condition and results of operations.

        We have in the past and may in the future “cluster” multiple radio and television stations in markets that we believe have demographic characteristics and growth potential suitable to further our business objectives. Multiple stations in the same geographic market area could make our results of operations more vulnerable to adverse local economic or demographic changes than they would otherwise be if our stations were located in geographically diverse areas.

        We anticipate that we would finance potential acquisitions through cash provided by operating activities and/or borrowings, which would reduce our cash available for other purposes. We cannot assure you, however, that we would be able to obtain needed financing in the event strategic acquisition opportunities are identified. We may also consider financing acquisitions by issuing additional shares of class A common stock, which would dilute your ownership. Another potential source of financing for future acquisitions is to incur more debt, which would lead to increased leverage and debt service requirements. Inherent in any future acquisitions is the risk of transitioning company cultures and facilities which could have a material adverse effect on our financial condition and results of operations, particularly during the period immediately following any acquisitions.

Our publishing business may suffer if there is a significant increase in the cost of newsprint or a reduction in the availability of newsprint.

        The basic raw material for newspapers and shoppers is newsprint. Our newsprint consumption related to our publications totaled approximately $43.1 million in 2004, which was 13% of our total publishing revenue. We currently purchase the majority of our estimated newsprint requirements from two suppliers. Our inability to obtain an adequate supply of newsprint in the future or significant increases in newsprint costs could have a material adverse effect on our financial condition and results of operations.

Changes relating to information collection and use could adversely affect our ability to collect and use data, which could harm our business.

        Recent public concern over methods of information gathering has led to the enactment of legislation in certain jurisdictions that restricts the collection and use of information. Our publishing business relies in part on telemarketing sales, which are affected by recent “do not call” legislation at both the federal and state levels. We also engage in email marketing in connection with our publishing and broadcasting businesses. Further legislation, industry regulations, the issuance of judicial interpretations or a change in customs relating to the collection, management, aggregation and use of consumer information could materially increase the cost of collecting that data, or limit our ability to provide that information to our customers or otherwise utilize telemarketing or email marketing, and could adversely affect our results of operations.

If we are unable to respond to changes in technology and evolving industry standards, our radio stations may not be able to effectively compete.

        The broadcast media industry is subject to the emergence of new media technologies and evolving industry standards. Several new technologies are being developed which may compete with our radio stations, including:

•	audio programming by cable television systems, direct broadcast satellite systems, personal communications systems, Internet content providers and other digital audio broadcast formats;

•	satellite digital audio radio service, with sound quality comparable to that of compact discs, which has resulted in the introduction of several new satellite radio services including numerous niche formats;

•	in-band on-channel digital radio, which could improve the quality of existing AM and FM stations, including stations owned by us; and

•	expanded approval of low-power FM radio, which could result in additional FM radio broadcast outlets designed to serve small, localized areas.

        These new technologies have the potential to introduce new market competitors or change the means by which radio advertisers can most efficiently and effectively reach their target audiences. We may not have the resources to acquire new technologies or to introduce new services that could compete with these new technologies.

If we are unable to respond to changes in technology and evolving industry standards, our television stations may not be able to effectively compete.

        New technologies could also adversely affect our television stations. Programming alternatives such as cable, direct satellite-to-home services, pay-per-view, the Internet and home video and entertainment systems have fractionalized television viewing audiences. Over the past decade, cable television programming services have captured an increasing market share, while the aggregate viewership of the major television networks has declined. In addition, the expansion of cable television and other technological changes have increased, and may continue to increase, competitive demand for programming. Such increased demand, together with rising production costs, may in the future increase our programming costs or impair our ability to acquire programming.

        In addition, video compression techniques are expected to permit greater numbers of channels to be carried within existing bandwidth. These compression techniques, as well as other technological developments, are applicable to all video delivery systems, including over-the-air broadcasting, and have the potential to provide vastly expanded programming to highly targeted audiences. Reduction in the cost of creating additional channel capacity could lower entry barriers for new channels and encourage the development of increasingly specialized niche programming. This ability to reach very narrowly defined audiences may alter the competitive dynamics for advertising expenditures. We are unable to predict the effect that these technological changes will have on the television industry or the future results of our television broadcast business.

If the network programming we broadcast pursuant to network affiliation agreements does not maintain satisfactory viewership levels, our advertising revenues, financial condition and results of operations may be adversely affected.

        The television viewership levels, and ultimately advertising revenue, for each station are materially dependent upon network programming, which is provided pursuant to network affiliation agreements. We cannot assure you that network programming will achieve or maintain satisfactory viewership levels. In particular, because three of our stations (including our low-power station) are parties to affiliation agreements with ABC and three with NBC, failures of ABC or NBC network programming to attract viewers or generate satisfactory ratings may have an adverse effect on our financial condition and results of operations. In addition, we cannot assure you that we will be able to renew our network affiliation agreements on as favorable terms or at all. The termination or non-renewal, or renewal on less favorable terms, of the affiliation agreements could have an adverse effect on us.

The costs of television programming may increase, which could adversely affect our results of operations.

        Television programming is a significant operating cost component in our broadcasting operations. We cannot assure you that we will not be exposed in the future to increased programming costs. Should such an increase occur, it could have an adverse effect on our results of operations. In addition, television networks have been seeking arrangements from their affiliates to share the networks’ programming costs and to eliminate network compensation traditionally paid to broadcast affiliates. We cannot predict the nature or scope of any such potential compensation arrangements or the effect, if any, on our operations. Acquisitions of program rights for syndicated programming are usually made two or three years in advance and may require multi-year commitments, making it difficult to predict accurately how a program will perform. In some instances, programs must be replaced before their costs have been fully amortized, resulting in write-offs that increase station operating costs and decrease station earnings.

If our key on-air talent does not remain with us or loses popularity, our advertising revenue and results of operations may be adversely affected.

        We employ or independently contract with a number of on-air personalities and hosts of television and radio programs whose ratings success depends in part on audience loyalty in their respective markets. Although we have entered into long-term agreements with some of our key on-air talent and program hosts to protect our interests in those relationships, we cannot assure you that all or any of these key employees will remain with us over the long term. Furthermore, the popularity and audience loyalty of our key on-air talent and program hosts is highly sensitive to rapidly changing public tastes. A loss of such popularity or audience loyalty could reduce ratings and may impact our ability to generate advertising revenue.

        In addition, our key local management employees are extremely important to our business since we believe that our growth and future success depends on retaining local management with knowledge of the community, its audience and its advertisers. Our inability to attract or retain these skilled personnel could have a material adverse impact on our financial condition and results of operations.

Changes in the professional sports industry could result in decreased ratings for our Milwaukee radio station and adversely affect our results of operations and financial condition.

        Our Milwaukee radio station, WTMJ-AM, currently maintains exclusive radio broadcast rights for the Green Bay Packers, Milwaukee Bucks and Milwaukee Brewers, and arranges a statewide radio network for these organizations. Our advertising revenue could be adversely affected by changes in the professional sports industry, such as a relocation of one of the local professional sports teams from the Wisconsin market or the potential loss of exclusivity due to league or team initiatives such as pay-per-listen, satellite radio or Internet broadcast of games. In addition, we could lose our exclusive broadcast rights during periodic bidding, or suffer damage to the marketplace value of sports advertising due to factors such as a players’ strike, negative publicity or downturn in on-field performance of a team.

If cable systems do not carry our new digital channels, our revenue and results of operations may be adversely affected.

        Since our television stations are highly dependent on carriage by cable systems in many of the areas they service, any rules of the FCC that impose no or limited obligations on cable systems to carry digital television signals in their local markets could result in some of our television stations not being carried on cable systems, which could adversely affect our revenue and results of operations. In an order adopted on February 10, 2005, the FCC declined to impose a “dual carriage” requirement on cable operators, which would have required them to simultaneously carry broadcasters’ analog and digital signals during the transition from analog to all-digital broadcasting. The FCC also declined to require cable operators to carry more than a single digital programming stream from any particular television station following the transition to all-digital broadcasting. Consequently, if we elect to divide the digital channel allotted to any of our television stations into several separate, independent and unrelated programming streams (“multicasting”), only one of those streams at each station will be entitled to mandatory cable carriage. However, we would be free to negotiate with cable operators for the carriage of additional programming streams under mutually agreed terms and conditions.

If we cannot renew our FCC broadcast licenses, our business will be impaired.

        Our business depends upon maintaining our broadcast licenses, which are issued by the FCC for a term of eight years. Many of our broadcast licenses will expire in 2005 and 2006 and are renewable. Interested parties may challenge a renewal application. The FCC has the authority to revoke licenses, not renew them, or renew them only with significant qualifications, including renewals for less than a full term. We cannot assure you that our future renewal applications will be approved, or that the renewals will not include conditions or qualifications that could adversely affect our operations. If we fail to renew any of our licenses, or renew them with substantial conditions or modifications (including renewing one or more of our licenses for a term of fewer than eight years), it could prevent us from operating the affected station and generating revenue from it.

The FCC may impose sanctions or penalties for violations of rules or regulations.

        If we or any of our officers, directors or significant shareholders materially violate the FCC’s rules and regulations or are convicted of a felony or are found to have engaged in unlawful anticompetitive conduct or fraud upon another government agency, the FCC may, in response to a petition by a third party or on its own initiative, in its discretion, commence a proceeding to impose sanctions upon us which could involve the imposition of monetary penalties, the denial of a license renewal application, revocation of our broadcast licenses or sanctions. If the FCC were to issue an order denying a license renewal application or revoking a license, we would be required to cease operating the broadcast station only after we had exhausted all administrative and judicial review without success. In addition, the FCC has recently emphasized more vigorous enforcement of indecency standards, which could result in increased costs associated with FCC fines and implementation and adoption of more strict indecency standards at our broadcast facilities.

We could experience delays in expanding our business due to antitrust laws.

        The Federal Trade Commission, the United States Department of Justice and the FCC carefully review our proposed business acquisitions and dispositions under their respective regulatory authority, focusing on the effects on competition, the number of stations owned in a market and the effects on concentration of market revenue share. Recently, the Department of Justice has challenged a number of radio broadcasting transactions. Some of these challenges ultimately resulted in consent decrees requiring, among other things, divestitures of certain stations. In general, the Department of Justice has more closely scrutinized radio broadcasting acquisitions that result in local market shares in excess of 40% of radio advertising revenue. Any delay, prohibition or modification required by regulatory authorities could adversely affect the terms of a proposed transaction or could require us to modify or abandon an otherwise attractive opportunity. The filing of petitions or complaints against us or any FCC licensee from which we acquire a station could result in the FCC delaying the grant of, or refusing to grant or imposing conditions on its consent to the assignment or transfer of control of licenses.

Regulatory changes may result in increased competition in our radio and television broadcasting business.

        The radio and television broadcasting industry is subject to extensive and changing federal regulation. Among other things, the Communications Act of 1934, as amended, and FCC rules and policies limit the number of broadcasting properties in which any person or entity may have an attributable interest and require FCC approval for transfers of control and assignments of licenses. These restrictions include a limit on the national aggregate audience reach of commonly-owned broadcast television stations; the national reach limitation was raised from 35% to 39% of total television households in January 2004 pursuant to the 2004 Consolidated Appropriations Act. Media ownership restrictions also include a variety of limits on ownership at the local level, such as a limit of one television station in medium and smaller markets and two stations in larger markets as long as one station is not a top-four rated station, prohibitions on ownership of a daily newspaper and broadcast station in the same market, local ownership limits of between four and eight radio stations depending on market size, and limits on the common ownership of radio stations and television stations in the same market. Under rules adopted by the FCC on June 2, 2003, a party would be permitted to own up to three television stations in the very largest markets, up to two television stations in medium markets and one television station in smaller markets. The modified rules also would relax restrictions on common ownership of broadcast stations and newspapers, and of radio stations and television stations, within the same area. The modified FCC media ownership rules, which would likely result in additional industry consolidation, were to have become effective on September 4, 2003. However, the U.S. Court of Appeals for the Third Circuit issued a stay of the modified rules on September 3, 2003, and, in an opinion issued on June 24, 2004, remanded the case to the FCC for further proceedings. The court retained jurisdiction over the case pending its future review of the FCC’s actions on remand. In an order issued on September 3, 2004, in response to a request by the FCC, the court lifted its stay insofar as it applied to the modified local radio ownership rule, which has taken effect. In all other respects the rules that were in effect prior to June 2, 2003, will remain in effect until administrative and judicial proceedings related to the rules are resolved or the stay is lifted. Several parties have filed petitions seeking review of the Third Circuit’s June 24, 2004, opinion by the U.S. Supreme Court and the FCC has filed a conditional cross-petition for review. We cannot predict the outcome of any of these judicial proceedings or of any subsequent FCC proceeding.

        The increase in the national television viewership cap has given television operators that were at or near the former 35% limit on national audience reach the ability to acquire additional stations, which may give them a competitive advantage over us, since they have much greater financial and other resources than we have. In addition, the networks’ ability to acquire additional stations could give them “leverage” over their affiliates on issues such as compensation and program clearance, in part because of the risk that a network facing an uncooperative affiliate could acquire a station in the market and terminate its agreement with that affiliate. The relaxation of the local media ownership restrictions, if it takes effect, may cause us to face increasing competition with larger and more diversified entities for circulation and advertising revenue.

Risks Relating to Our Telecommunications Business

Telecommunications technology changes very rapidly, which could result in price declines or render our telecommunications technology obsolete.

        We expect that new telecommunications products and technologies will emerge and that existing products and technologies, including high speed data transmission, voice transmission over the Internet and wireless technologies, will further develop. These new products and technologies may reduce the prices for our telecommunications services or they may be superior to, and render obsolete, the products and services we offer and the technologies we use. As a result, our most significant competitors in the future may be new entrants to our markets which would not be burdened by an installed base of older equipment. It may be very expensive for us to upgrade our products and technology in order to continue to compete effectively. The future success of our telecommunications business depends, in part, on our ability to anticipate and adapt in a timely manner to technological changes. Our ability to implement new technologies also will depend in part on the extent to which they are regulated by the FCC. For example, the FCC currently is considering the extent to which voice transmissions over the Internet should be regulated. The FCC’s decision could subject our implementation of this and other similar technologies to increased costs in the future.

        Advances in transmission equipment used with fiber optic technology have resulted in significant price declines. Recent changes in technology have continued to lower the cost of providing services. If there is less demand than we project or a bigger drop in prices than we project, it could adversely affect our operating margins and, accordingly, our results of operations. We cannot be certain, even if our projections with respect to those factors are realized, that we will be able to implement our strategy or that our strategy will be successful in the rapidly evolving telecommunications market.

Continued overcapacity and intense competition may necessitate further price decreases or lead to service disconnections which would have an adverse effect on our results of operations.

        While many competitors in the telecommunications industry have been acquired or ceased operations in recent years, our telecommunications business continues to compete with multiple large national carriers, regional carriers and local exchange carriers. Many of these competitors have built large fiber optic networks that remain underutilized, resulting in excess capacity that places downward pressure on the prices we and others are able to charge for our telecommunications services. Continued excess capacity and price competition could further decrease the prices we are able to charge our customers, which could have an adverse effect on our results of operations. In addition, due to the turmoil in the telecommunications industry, we have experienced a significant increase in customers disconnecting or terminating service that may continue in the future and could be significant. While we are not always able to determine the specific reason a customer may disconnect service, we believe this is primarily the result of financially weaker customers going out of business, along with current customers eliminating excess network capacity and thus minimizing their costs. We believe the trend of customers focusing on reducing their network costs will continue, primarily due to consolidating traffic on least cost routes and economic and other changes occurring within our customers’ “end-user” customer base, which could have an adverse effect on our results of operations. Also, industry consolidation may challenge our ability to compete successfully for customers in certain segments of the telecommunications market because larger carriers will likely benefit from economies of scale not available to us.

The expenditures necessary to sufficiently develop our telecommunications network to reach customers within the local exchange network and develop our telecommunications services in order to satisfy our customers’ demands may surpass our available cash, and we may be unable to obtain additional capital to develop our services on a timely basis and on acceptable terms.

        Although we have expended significant resources in building our telecommunications network and our developing telecommunications customer base, we may require significant additional cash to develop local access capacity and the range of services we can offer throughout our service area in order to remain competitive in our market. We may have to expand or adapt our telecommunications network components to respond to the following:

•	a need for new product offerings, specifically local access capacity;

•	an increasing number of customers;

•	demand for greater transmission capacity;

•	changes in our customers' service requirements; and

•	technological advances.

        These expenditures for expansion and for more services, together with associated operating expenses, may reduce our cash flow and profitability. We cannot guarantee that additional financing will be available to us or, if available, that we can obtain it on a timely basis and on acceptable terms.

Service interruptions on the network could cause immediate loss of revenue, payment of outage credits to our customers and the loss of our customers’ confidence and our business reputation.

        Our success in marketing our telecommunications services to our customers requires that we provide high reliability, high bandwidth and a secure network. Our network and the infrastructure upon which it depends requires the coordination and integration of sophisticated and highly specialized hardware and software technologies and equipment, and are subject to physical damage, power loss, capacity limitations, software defects, breaches of security and other disruptions beyond our control that may cause interruptions in service or reduced capacity for customers. While we have built-in system redundancies to reduce these risks, a prolonged network failure could jeopardize our ability to continue operations. Our agreements with our customers typically provide for the payment of outage related credits (a predetermined reduction or offset against our lease rate when a customer’s leased facility is non-operational or otherwise does not meet certain operating parameters). In the case of a large-scale disruption of our network or the support infrastructure, these credits could be substantial and could significantly decrease our net revenue. In addition, should a significant service interruption occur, our ongoing customers may choose a different provider and our reputation may be damaged, reducing our attractiveness to new customers.

        To the extent that any disruption or security breach results in a loss or damage to our customers’ data or applications, or inappropriate disclosure of confidential information, we may incur liability and suffer from adverse publicity. We may also incur additional costs to remedy the damage caused by these disruptions or security breaches.

Our network utilization is dependent on maintaining our rights-of-way and indefeasible rights of use.

        The construction and operation of significant portions of our fiber optic network depend upon rights-of-way from railroads, utilities, governmental authorities and third-party landlords, and we also have obtained indefeasible rights of use (called “IRUs”) from other telecommunications providers that are critical to our ability to operate our fiber optic network. Our rights-of-way and IRUs are generally subject to expiration at some future date. We cannot guarantee that we will be able to maintain all of our existing rights-of-way and IRUs, and the loss of a substantial number of existing rights-of-way or IRUs or our inability to renew existing agreements would have a material adverse impact on our business, financial condition and results of operations.

        While IRUs are commonly used in the telecommunications industry, they remain a relatively new concept in property law. Although they give the holder a number of rights to control the relevant rights-of-way or fiber optic filaments, legal title remains with the grantor of the rights. Therefore, the legal status of IRUs remains uncertain, and our IRUs might be voidable in the event of bankruptcy of the grantor. If we were to lose an IRU in a key portion of our network, our ability to service our customers could become seriously impaired and we could be required to incur significant expense to resume the operation of our fiber optic network in the affected areas.

We need to obtain additional capacity for the network from other providers in order to serve our customers and keep our costs down.

        We lease telecommunications capacity and obtain rights to use dark fiber from both long distance and local telecommunications carriers in order to extend the scope of our network. Any failure by these companies to provide service to us would adversely affect our ability to serve our customers or increase our costs of doing so. Costs of obtaining local services from other carriers comprise a significant proportion of the operating expenses of long distance carriers, including our telecommunications business. Earlier this year, the FCC issued its Triennial Review Remand Order, the overall effect of which was to limit the number and type of local unbundled network elements that incumbent carriers must make available to competitive carriers at wholesale rates. Although the FCC’s Order has been appealed, we cannot predict the outcome of this appeal. We also cannot predict whether future administrative or judicial decisions interpreting the FCC’s Order will further limit the circumstances under which local unbundled network elements will continue to be made available to us. If we are not able to lease certain network elements such as dark fiber from incumbent carriers at wholesale rates, our cost of provisioning service could increase, which could place us at a competitive disadvantage vis-à-vis other carriers.

We could be harmed by the recent adverse developments affecting other telecommunications companies.

        Our top 10 customers, who include MCI (formerly WorldCom Inc.) and Global Crossing, accounted for 37.0% and 38.1% of our telecommunications revenue in 2004 and 2003, respectively. During 2004, we signed a three- year master capacity agreement with Global Crossing to provide carrier services throughout the Great Lakes Region. This agreement resulted in service disconnections and reduced pricing from those that had previously been in effect and a number of circuit service orders were renewed and re-priced. In February 2005, we signed a new five-year contract extension with MCI whereby they remain a significant customer. The new contract includes reduced prices for current services being provided to MCI and provisions for higher capacity circuits to replace specific existing circuits being disconnected. We expect these contract changes to result in a decrease in our telecommunications operating earnings. The loss of the ongoing business, either individually or collectively, from our top 10 customers would have a significant adverse effect on our results of operations. In addition, continued weakness in the telecommunications industry could have future adverse effects on us, including reducing our ability to collect receivables and to access the capital markets on favorable terms. Earlier this year, Verizon and Qwest Communications announced competing bids to acquire MCI. We cannot predict whether and when MCI may be acquired by either of these carriers, or the extent to which any such acquisition may affect our relationship and agreement with MCI.

Federal regulation of the telecommunications industry is changing rapidly and we could become subject to unfavorable new rules and requirements which could impose substantial financial and administrative burdens on us and interfere with our ability to successfully execute our business strategies.

        Regulation of the telecommunications industry is changing rapidly. Because our relationships with the telecommunications companies with whom we deal are all affected by our respective positions in the federal, state and local regulatory scheme, existing and future federal, state, and local governmental regulations will influence our viability. Consequently, undesirable regulatory changes could adversely affect our business, financial condition and results of operations. For example, SBC Communications Inc. (“SBC”) has been granted the right to expand service offerings to include long distance services in its operating region (Section 271 Authority) that includes much of Norlight’s current operating footprint. Increased competition by SBC resulting from this expanded authority may adversely affect our revenue. SBC’s announced acquisition of AT&T Corp. could further enhance SBC’s ability to compete against us. In addition, the FCC’s release earlier this year of its Triennial Review Remand Order, the overall effect of which was to limit the number and type of local unbundled network elements that incumbent carriers must make available to competitive carriers at wholesale rates, is expected to place additional pressure on our ability to compete with incumbent carriers such as SBC. Although the FCC’s Order has been appealed, we cannot predict the outcome of this appeal. We also cannot predict whether future administrative or judicial decisions interpreting the FCC’s Order will further limit the circumstances under which local unbundled network elements will continue to be made available to us. Changes affecting the availability and pricing of ILEC facilities and services may adversely affect our results of operations. Congress and the FCC may also increase regulation over our Internet access services and subject our business to increased assessments to support universal service. Additionally, the FCC recently initiated a comprehensive proceeding designed to examine and overhaul the rules governing intercarrier compensation. We cannot predict the outcome of this proceeding, but the decisions of the FCC in this area could have a significant effect on our business and our ability to compete and profit from the transport and exchange of traffic.

States continue to play an active role in regulating companies providing telecommunications services and we may become increasingly subject to burdensome and restrictive state regulations.

        States continue to play an active role in the regulation of telecommunications carriers. Heightened legislative activity, state public utility commission involvement and judicial appeals pertaining to state action are anticipated, requiring continued vigilance and the commitment of resources. Depending on factors unique to the local marketplace, the rules can and will vary substantially from state to state. Moreover, if we expand our fiber optic network into a broader geographic area, we may be subject to additional state regulations. The costs of maintaining compliance with and abiding by state regulatory obligations could have a material adverse effect on our results of operations.

Municipal regulation of our access to public rights-of-way is subject to change and could impose administrative burdens that would adversely affect our business.

        Local governments affect the timing and costs associated with our use of public rights-of-way because they typically retain the ability to license public rights-of-way, subject to the federal requirement that local governments may not prohibit the provision of telecommunications services. Change in local government regulation could impose additional costs on our business and limit our operations.

Risks Relating to Our Printing Services Business and Other Segment

We could be harmed by a greater than anticipated decline in revenue from Dell Computer Corporation.

        In 2004, Dell Computer Corporation accounted for 24.4% of our printing services revenue. Also in 2004, Dell decided to eliminate supplying its customers with certain items that we produce and, as a result, our revenue from Dell declined by $6.4 million from 2003. We anticipate our revenue from Dell will further decline in 2005. Revenue declines from Dell that are greater than those we currently anticipate would have a negative impact on our results of operations. Beyond specific purchase orders, Dell has no contractual obligation to continue to do business with us.

Postal rate increases and disruptions in postal services could lead to reduced volume of business.

        Our printing services business, as well as our direct marketing business, have been negatively impacted from time to time during the past years by postal rate increases. In 2002, first class rates and standard class rates were increased. In April 2005, the U.S. Postal Service filed a case with the Postal Rate Commission announcing its plans to seek a 5.4 percent across-the-board increase in early 2006. Rate increases may result in customers mailing fewer and lighter pieces. Additionally, the amount of mailings could be reduced in response to disruptions in and concerns over the security of the U.S. mail system. These sorts of responses by customers could negatively impact us by decreasing the amount of printing and direct marketing services or other services that our customers purchase from us, which could result in decreased revenue.

Shifts in trends in the computer hardware and software markets could have a material adverse impact on our printing services business.

        Our printing services business currently relies in significant part on revenue from computer hardware and software manufacturers. The computer hardware and software markets are often volatile and subject to changes depending upon, among other things, technological improvements and consumer preferences. Trends in these markets towards printing user manuals containing fewer pages, or making those manuals accessible on-line, could have an adverse impact on our printing services business. For example, in 2004, Dell decided to eliminate supplying its customers with certain items that we produce and, as a result, our revenue from Dell declined by $6.4 million. We anticipate our revenue from Dell will further decline in 2005. In addition, as the rate of technological improvement slows and the sales of computer hardware and software lag, the pace of introduction of new products by hardware and software manufacturers slows as well. As a result, computer hardware and software manufacturers are placing an increasing emphasis on the price of printing services in addition to the quality of customer service. We may not be able to provide our customers with printing services at lower cost than some of our larger, national competitors.

Revenue from our direct marketing business may decline if our data products do not maintain technological competitiveness.

        Our direct marketing service business is affected by the complexity and uncertainty of new technologies. If we are not able to maintain technological competitiveness in our data products, processing functionality or software systems and services, we may not be able to provide effective or efficient service to our customers, and our revenue may decline.

Other Business Risks

We depend on key personnel, and we may not be able to operate and grow our business effectively if we lose the services of any of our senior executive officers or are unable to attract qualified personnel in the future.

        We are dependent upon the efforts of our senior executive officers. The success of our business is heavily dependent on our ability to retain our current management and to attract and retain qualified personnel in the future. Competition for senior management personnel is intense and we may not be able to retain our personnel. With the exception of an employment agreement with our chairman and chief executive officer, we have not entered into employment agreements with our key personnel, and these individuals may not continue in their present capacity with us for any particular period of time. We do not have key man insurance for any of our executive officers or key personnel. The loss of any senior executive officer could require the remaining executive officers to divert immediate and substantial attention to seeking a replacement. Our inability to find a replacement for any departing executive officer on a timely basis could adversely affect our ability to operate and grow our business.

Our business may be negatively affected by work stoppages, slowdowns or strikes by our employees.

        As of May 1, 2005, there are 10 bargaining units representing approximately 800 (or approximately 14%) of our total number of employees. We have entered into various collective bargaining agreements with these bargaining units. Six of our 10 agreements will expire within the next two years. We cannot assure you as to the results of negotiations of future collective bargaining agreements, whether future collective bargaining agreements will be negotiated without interruptions in our businesses, or the possible impact of future collective bargaining agreements on our financial condition and results of operations. We also cannot assure you that strikes will not occur in the future in connection with labor negotiations or otherwise. Any prolonged strike or work stoppage could have a material adverse effect on our financial condition and results of operations.

Risks Relating to This Offering

The price of our class A common stock, which directly correlates with the price of our class B common stock under our articles of incorporation, may fluctuate substantially, which could negatively affect our class A and class B shareholders.

        The market for our class A common stock (and, thereby, our class B common stock) has, from time to time, experienced price and volume fluctuations. The price at which our class A common stock trades depends upon a number of factors (some of which are beyond our control) including, but not limited to:

•	changes in earnings estimates by financial analysts;

•	our failure to meet financial analysts' performance expectations;

•	changes in market valuations of other diversified media companies or other companies in our industries; and

•	general market and economic conditions.

        Our stock price may fluctuate substantially due to the relatively small percentage of our stock available publicly, fluctuations in the price of the stock of companies in our industries and general volatility in the stock market. Fluctuations such as these may negatively affect the market price of our class A common stock (and, thereby, our class B common stock). In addition, the risks described elsewhere in this Risk Factors section could materially and adversely affect our stock price.

Our articles of incorporation and bylaw provisions, and several other factors, could limit another party’s ability to acquire us without approval by our board of directors, which may deprive you of the opportunity to obtain a takeover premium for your shares.

        A number of provisions that are in our articles of incorporation and bylaws make it difficult for another company to acquire us and for you to receive any related takeover premium for your shares. For example, our articles of incorporation provide for a classified board of directors and authorize the issuance of preferred stock without shareholder approval and upon such terms as our board of directors may determine. Additionally, our articles provide that a two-thirds vote of our common stock is required to undertake certain change of control transactions, a sale of our Journal Sentinel subsidiary, or a relocation of our corporate headquarters outside of Milwaukee, Wisconsin. These provisions could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring or making a proposal to acquire, a majority of our outstanding stock and could adversely affect the prevailing market price of the class A common stock (and, thereby, our class B common stock). The rights of the holders of our class A common stock and our class B common stock are subject to, and may be adversely affected by, the rights of holders of preferred stock that may be issued in the future.

        In addition, our capital structure may deter a potential change in control because our voting power is concentrated in our class B common stock. These shares generally cannot be transferred except to certain persons. Any attempted transfer of class B shares in violation of our articles of incorporation will be void. These restrictions on transfer of our class B common stock have the effect of preventing potential acquirors from obtaining voting control in a transaction not approved by our board of directors, and therefore may be a deterrent to a potential acquisition transaction.

USE OF PROCEEDS

        We are registering the class B shares for resale by the selling shareholders. We will not receive any cash proceeds from any sale of the class B shares by the selling shareholders.

SELLING SHAREHOLDERS

        This prospectus is a part of a shelf registration statement that we filed with the SEC to allow the selling shareholders to sell shares of their class B common stock in the “B market” under our articles of incorporation if they so desire. The following table sets forth the names of the selling shareholders, who constitute our directors and executive officers, and the number of class B shares owned by each of them as of April 29, 2005. The selling shareholders named in the table have sole voting and investment power with respect to all shares of class B stock shown as beneficially owned by them, subject to community property laws where applicable. No estimate can be given as to the number of class B shares that will be held by the selling shareholders after completion of this offering because the selling shareholders may not sell any of the class B shares currently held by them, may purchase additional class B shares in our employee stock purchase plan or in the “B market” under our articles of incorporation and may receive additional class B shares as equity awards under our equity incentive plan. The number of class B shares registered for sale hereby includes all shares currently held by the selling shareholders, as well as additional shares that may be purchased or received by the selling shareholders in the future. The class B shares offered by this prospectus may be offered from time to time by the selling shareholders named below.

Name of Selling Shareholder	Number of Class B Shares Beneficially Owned	Percent of Outstanding Class B Shares% (1)
Steven J. Smith	315,631	*
Douglas G. Kiel	159,740	*
Paul M. Bonaiuto	176,101	*
Mary Hill Leahy	10,019	*
Anne M. Bauer	35,442	*
Elizabeth Brenner	10,000	*
Don H. Davis, Jr. (3)	6,544	*
James J. Ditter	35,000	*
Robert M. Dye	162,312	*
David J. Drury (3)	4,500	*
Carl D. Gardner	61,785	*
Daniel L. Harmsen	58,386	*
Mark J. Keefe	81,390	*
Kenneth L. Kozminski	58,240	*
Paul E. Kritzer	185,414	*
Scott H. McElhaney	600	*
David G. Meissner (2) (3)	5,586	*
Jonathan Newcomb (3)	4,500	*
Roger D. Peirce (3)	4,500	*
James P. Prather	59,586	*
Mary Ellen Stanek (3)	4,500	*
Karen O. Trickle	29,472	*
Jeannette Tully (3)	4,500	*

* Less than 1%

    (1)        The percentages indicated do not include shares held by The Journal Company, our wholly-owned subsidiary, which shares, pursuant to applicable state law, are not entitled to vote.

    (2)        Mr. Meissner is an officer and director of Matex Inc. As trustee and/or beneficiary of certain trusts, Mr. Meissner also beneficially owns approximately 30% of the outstanding shares of Matex Inc. Members of the family of Harry J. Grant, our former chairman, have a beneficial interest in the remaining shares of Matex Inc. Mr. Meissner has specifically disclaimed the beneficial ownership of any shares of our shares owned by Matex Inc. because he does not have the power to vote or direct the voting of such shares, nor to dispose or to direct the disposition of such shares.

    (3)        The share numbers indicated do not include options to purchase class B shares. As of the date of this prospectus, each of Messrs. Drury, Peirce and Ms. Stanek has 10,000 options, 5,000 of which vested in October 2004 and 5,000 of which will vest in May 2005, and each of Messrs. Davis and Meissner has 5,000 options, all of which will vest in May 2005.

DESCRIPTION OF CAPITAL STOCK

        The following is a description of our capital stock and our articles of incorporation and bylaws. We refer you to copies of our articles of incorporation and bylaws which have been filed with the SEC as an exhibit to the registration statement of which this prospectus is a part.

Authorized Capitalization

        Our capital structure consists of:

•	170 million authorized shares of class A common stock;

•	120 million authorized shares of class B common stock;

•	10 million authorized shares of class C common stock; and

•	10 million authorized shares of preferred stock.

        As of April 25, 2005, there were 31,488,387 shares of class A, 40,520,611 shares of class B (excluding shares held by The Journal Company, our wholly-owned subsidiary) and 3,264,000 shares of class C common stock outstanding.

        All of the shares of class B common stock offered by us in this offering, when issued and paid for, will be fully paid and nonassessable, except as provided under Section 180.0622 of the Wisconsin Business Corporation Law. This provision of the Wisconsin statutes provides that shareholders will be personally liable up to the par value of the shares owned by them for all debts we owe to our employees for services performed, not exceeding six months service in any one case.

Comparison of Class A Common Stock, Class B Common Stock and Class C Common Stock

        The following table compares our class A common stock, class B common stock and class C common stock.

	Class A Common Stock	Class B Common Stock	Class C Common Stock

Public market	Listed on the New York Stock Exchange under the symbol "JRN."	None.	None.

Voting rights	One vote per share on all matters voted upon by our shareholders.	Ten votes per share on all matters voted upon by our shareholders.	Two votes per share on all matters voted upon by our shareholders.

Dividends	The cash dividend payable with
respect to each share of class
A common stock will equal the
cash dividend payable with
respect to each share of class
B common stock. Cash dividends
may not be declared and paid
with respect to class A common
stock without concurrent cash
dividends declared and paid
with respect to the class B
and class C common stock.	The cash dividend payable with
respect to each share of class
B common stock will equal the
cash dividend payable with
respect to each share of class
A common stock. Cash dividends
may not be declared and paid
with respect to class B common
stock without concurrent cash
dividends declared and paid
with respect to the class A
and class C common stock.
The cumulative cash dividend
payable with respect to each
share of class C common stock
will equal the cash dividend
payable with respect to each
share of class A and class B
common stock; provided that the
dividend on the class C shares
will not be less than $0.57 per
year (subject to adjustment for
certain dilutive events). Cash
dividends may be declared and
paid with respect to class C
common stock without concurrent
cash dividends declared and
paid with respect to the class
A and class B common stock.

Class A Common Stock	Class B Common Stock	Class C Common Stock

Liquidation	Upon liquidation, dissolution
or winding up, the holders of
outstanding class A shares
will be entitled to receive
(after the payment of any
preferential amounts required
to be paid to the holders of
preferred stock and class C
common stock), pro rata with
the holders of outstanding
class B shares, the remaining
assets and funds available for
distribution to our
shareholders.	Upon liquidation, dissolution
or winding up, the holders of
outstanding class B shares
will be entitled to receive
(after the payment of any
preferential amounts required
to be paid to the holders of
preferred stock and class C
common stock), pro rata with
the holders of outstanding
class A shares, the remaining
assets and funds available for
distribution to our
shareholders.	Upon liquidation, dissolution
or winding up, the holders of
outstanding class C shares will
be entitled to be paid in cash
out of the assets available for
distribution (after the payment
of any preferential amounts
required to be paid to the
holders of preferred stock and
before any payment to the
holders of class A common stock
or class B common stock), the
greater of (i) $24.26 per share
(subject to adjustment for
certain dilutive events), plus
accumulated and unpaid
dividends on such shares; or
(ii) the amount the holder
would have received had he or
she converted the class C
common stock into class A
common stock immediately before
the liquidation, dissolution or
winding up.

Redemption	Not applicable.	Not applicable.	We have the option to redeem
all of the shares of class C
common stock on September 30,
2017 at a price of $24.26 per
share (subject to adjustment
for certain dilutive events)
plus accumulated and unpaid
dividends. However, if a holder
of class C common stock
delivers a written notice
within thirty days following
delivery of a notice of
redemption that such holder
wishes to retain the shares of
class C common stock called for
redemption, then we will not be
entitled to redeem the shares
of class C common stock.
Instead, each share held by the
holder submitting the notice
will remain a share of class C
common stock until September
30, 2018, on which date it will
automatically be converted into
0.248243 shares of class A
common stock and 1.115727
shares of class B common stock.
If we do not exercise our
option to redeem the class C
shares, then on September 30,
2018, each class C share will
automatically be converted into
0.248243 class A shares and
1.115727 class B shares.

Class A Common Stock	Class B Common Stock	Class C Common Stock

Following approval by our board
of directors of a "strategic
transaction" (as defined), we
will have the option to redeem
all of the shares of class C
common stock at a price of
$24.26 per share (subject to
adjustment for certain dilutive
events) plus accumulated and
unpaid dividends. If we
exercise this redemption
option, then we must, within
ten business days following the
approval by the board of
directors of the strategic
transaction, deliver to each
holder of class C common stock
written notice of redemption
and indicate the date fixed for
redemption, which date cannot
be earlier than twenty business
days or later than forty
business days after the date
the notice is delivered. If a
holder of class C common stock
delivers to us, no later than
one business day before the
date fixed for redemption, a
legally binding, written
agreement evidencing such
holder's agreement to vote all
of its class C shares (and any
shares received on conversion
of the class C shares) in favor
of the strategic transaction
and against any alternative
proposal not approved by the
board of directors, then we
will not be entitled to redeem
the shares of class C common
stock held by that holder in
connection with the strategic
transaction.

Class A Common Stock	Class B Common Stock	Class C Common Stock

Transfer restrictions	None, other than as imposed by applicable law.	Offers to sell and sales are
permitted at any time to
eligible purchasers under our
articles of incorporation
(which include our employee
benefit plans, active
employees, Matex Inc. and us),
which can only be effected by
submitting a "voluntary
transfer/conversion notice"
(discussed below) and
following the offer procedures
set forth in our articles of
incorporation (which we refer
to as the "offer procedures").	Class C common stock can be
transferred to us; or, if the
holder is a corporation or
other business entity, it can
transfer its shares upon its
dissolution or liquidation to
its shareholders who are lineal
descendants of Harry J. Grant
or certain other entities
affiliated with those
descendants; or, if the holder
is a trust, it can transfer its
shares to its beneficiaries who
are lineal descendants of Harry
J. Grant or certain other
entities affiliated with those
descendants.

	Otherwise, class B shares cannot be transferred at any time except for:	Any other transfer would result in each transferred share of class C common stock being automatically converted into 1.363970 shares of class A common stock.

• transfers by an active or former employee to certain trusts for the benefit of individual beneficiaries or to any organization described in Section 501(c)(3) of the Internal Revenue Code;

• transfers to a designated purchaser in a tender offer approved by our board;

• if the holder is a
    corporation or other
    business entity, then
    transfers upon its
    dissolution or liquidation
    to its shareholders who
    are lineal descendants of
    Harry J. Grant or certain
    other entities affiliated
with those descendants;

• if the holder is a trust, then transfers to its beneficiaries who are lineal descendants of Harry J. Grant or certain other entities affiliated with those descendants; or

• transfers to us.

	Class A Common Stock	Class B Common Stock	Class C Common Stock

Holders of class B common stock that become subject to an "option event" are required to offer those shares for purchase pursuant to the offer procedures. "Option events" generally include:

• A written offer to sell a
    specified number of shares
    or a written request to
    convert a specified number
    of shares into a
    corresponding number of
    shares of class A common
    stock, in either case in
    the form specified in the
    articles of incorporation
    (called a "voluntary
    transfer/ conversion
notice").

• A foreclosure sale or similar transfer of pledged shares.

• With respect to all shares of class B common stock owned by Matex Inc., a change in control of Matex Inc.

Any option event is also an option event with respect to any marital or community property interest of the spouse of the holder.

Any attempted transfer in
violation of the articles of
incorporation is null and
void. In other words, the
shares will remain, for all
purposes, held by the
shareholder attempting to
effect the invalid transfer.

We are not obligated to buy class B shares available for sale.

Ability to purchase	May purchase on open market subject to applicable law.	Only the following persons are eligible to purchase shares of class B common stock that become subject to option events (called "optionees"):	See "Transfer Restrictions."

Class A Common Stock	Class B Common Stock	Class C Common Stock

• employee benefit plans (called "class A optionees")

• employee-eligibles (called "class B optionees")

• Matex Inc. (one of the shareholders holding shares formerly held by Harry J. Grant, our former chairman and chief executive officer, called the "class C optionee")

• us (called the "class D optionee")

In order to purchase shares of
class B common stock that
become offered for sale, an
optionee must first submit a
purchase order, in the form
specified in the articles of
incorporation (a "purchase
order"), to the transfer
agent, accompanied by either
(a) a cashier's check or money
order, or (b) other
documentation sufficient to
evidence immediate access to
funds.

A purchase order becomes effective when entered by the transfer agent on the list of eligibles representing current potential buyers of shares of class B common stock (called the "buyer list").

Purchase and sale procedures	Not applicable.	When an option event occurs,
the transfer agent will match
the subject shares of class B
common stock with the earliest
entered purchase order on the
buyer list (first from among
all class A optionees, then
all class B optionees, then
the class C optionee, then the
class D optionee, in that
order), the terms and
conditions of which can be
matched by a purchase of all
or a part of such shares of
class B common stock, until
the terms and conditions of
such purchase order are
	satisfied in full.	Not applicable.

Class A Common Stock	Class B Common Stock	Class C Common Stock

If shares of class B common
stock remain to be sold, then
the transfer agent will match
the subject shares with the
next-earliest posted purchase
order on the buyer list the
terms and conditions of which
can be matched by a purchase
of all or a part of such
shares of class B common
stock, until the terms and
conditions of such purchase
order are satisfied in full;
and so on.

When shares of class B common
stock are sold, the transfer
agent will record the sale and
provide notice to the
purchaser and seller. It will
also deliver the purchase
price for the shares to the
seller, without interest, as
promptly as practicable, but
in no event later than the end
of the third business day
following the applicable
option event date.

If the transfer agent is unable to complete the sale of shares of class B common stock by the end of the third business day following the occurrence of the option event, then the transfer agent will:

• In the case of an option event pursuant to a voluntary transfer/ conversion notice,

• convert the shares of class B common stock into an equivalent number of shares of class A common stock, if so directed in the voluntary transfer/ conversion notice;

	Class A Common Stock	Class B Common Stock	Class C Common Stock

• cancel the voluntary transfer/conversion notice if so directed in the voluntary transfer/ conversion notice, in which case the shares will remain held by the holder submitting the notice; or

• if no direction is
       given in the voluntary
       transfer/ conversion
       notice, cancel the
       voluntary transfer/
       conversion notice, in
       which case the shares
       will remain held by the
       holder submitting the
notice.

• In the case of an option
    event arising from
    foreclosure sale or
    similar transfer of
    pledged shares,
    convert the shares of
    class B common stock into
    an equivalent number of
    shares of class A common
stock.

• In the case of an option event arising from a change of control of Matex Inc., convert the shares of class B common stock into an equivalent number of shares of class A common stock.

Purchase price	Not applicable.	The price at which any share of class B common stock subject to an option event may be purchased by any optionee (the "purchase price") is:	Not applicable.

• If the class A common
    stock is then listed for
    trading on a national
    securities exchange, then
    the closing price of the
    class A common stock as
    reported by such exchange
    on the date of the
applicable option event.

Class A Common Stock	Class B Common Stock	Class C Common Stock

• If the class A common
    stock is then quoted on an
    automated quotation
    system, then the average
    of the closing bid and ask
    price as reported by such
    automated quotation system
    on the date of the
applicable option event.

• If the class A common
    stock is not then listed
    on a national securities
    exchange or quoted on an
    automatic quotation
    system, then the fair
    market value of a share of
    class A common stock on
    the date of the applicable
    option event as determined
    by the most recent
    independent valuation of
the class A common stock.

Conversion	Not applicable.	Each class B share can be converted into a share of class A common stock upon submission of a voluntary transfer/conversion notice and after following the offer procedures set forth above.	Each outstanding share of class
C common stock may, at the
option of the holder, be
converted at any time into
either (i) 0.248243 shares of
class A common stock and
1.115727 shares of class B
common stock, or (ii) 1.363970
shares of class A common stock.

In addition, each share of class B common stock will automatically be converted into a share of class A common stock:	However, if prior to such
conversion the outstanding
class B common stock has been
previously converted into class
A common stock as a result of
the number of shares of class B
common stock then falling below
8% of the total common stock
then outstanding, then each
outstanding share of class C
common stock can only be
converted into 1.363970 shares
of class A common stock.

• when the number of outstanding shares of class B common stock falls below 8% of the aggregate number of shares of common stock then outstanding;

• upon purchase by a
    designated purchaser
    (other than us) in a
    tender offer or exchange
    offer that is subject to
    Section 13(e) or Section
    14(d) of the Securities
    Exchange Act of 1934, as
    amended, which tender
    offer or exchange offer is
    approved by our board of
directors;	Also, if we deliver notice to a
holder of class C common stock
that our board of directors has
approved a "strategic
transaction," then class C
shares cannot be converted
until the holder delivers
notice to us that it will vote
its shares in favor of the
strategic transaction.

Class A Common Stock	Class B Common Stock	Class C Common Stock

	• on the 120th day following the death of a holder if the holder's beneficiary or estate has not offered them for sale through the offer procedures; and	Upon any change of control of Matex Inc., each share of class C common stock owned by Matex Inc. will be automatically converted into 1.363970 shares of class A common stock.

• with respect to attempted transfers to a Section 501(c)(3) organization, immediately prior to such attempted transfer.

Following conversion into class A shares, there is no ability to convert back into class B shares.

Anti-Takeover Effects of Various Provisions of Wisconsin Law and Our Articles of Incorporation and Bylaws

        Provisions of Wisconsin law have certain anti-takeover effects. Our articles of incorporation and bylaws also contain provisions that may have similar effects.

        Wisconsin Anti-Takeover Statute

        Sections 180.1140 to 180.1144 of the Wisconsin Business Corporation Law, or the WBCL, restrict a broad range of business combinations between a Wisconsin corporation and an “interested stockholder” for a period of three years unless specified conditions are met. The WBCL defines a “business combination” as including certain mergers or share exchanges, sales of assets, issuances of stock or rights to purchase stock and other related party transactions. An “interested stockholder” is a person who beneficially owns, directly or indirectly, 10% of the outstanding voting stock of a corporation or who is an affiliate or associate of the corporation and beneficially owned 10% of the voting stock within the last three years. During the initial three-year period after a person becomes an interested stockholder in a Wisconsin corporation, with some exceptions, the WBCL prohibits a business combination with the interested stockholder unless the corporation’s board of directors approved the business combination or the acquisition of the stock by the interested stockholder prior to the acquisition date. Following this three-year period, the WBCL also prohibits a business combination with an interested stockholder unless:

•	the board of directors approved the acquisition of the stock prior to the acquisition date;

•	the business combination is approved by a majority of the outstanding voting stock not owned by the interested stockholder;

•	the consideration to be received by shareholders meets certain requirements of the statute with respect to form and amount; or

•	the business combination is of a type specifically excluded from the coverage of the statute.

        Sections 180.1130 to 180.1133 of the WBCL govern certain mergers or share exchanges between public Wisconsin corporations and significant shareholders, and sales of all or substantially all of the assets of public Wisconsin corporations to significant shareholders. These transactions must be approved by 80% of all shareholders and two-thirds of shareholders other than the significant shareholder, unless the shareholders receive a statutory “fair price.” Section 180.1130 of the WBCL generally defines a “significant shareholder” as the beneficial owner of 10% or more of the voting power of the outstanding voting shares, or an affiliate of the corporation who beneficially owned 10% or more of the voting power of the then outstanding shares within the last two years.

        Section 180.1150 of the WBCL provides that in particular circumstances the voting power of shares of a public Wisconsin corporation held by any person in excess of 20% of the voting power is limited to 10% of the voting power these excess shares would otherwise have. Full voting power may be restored if a majority of the voting power of shares represented at a meeting, including those held by the party seeking restoration, are voted in favor of the restoration. This voting restriction does not apply to shares acquired directly from the corporation.

        Section 180.1134 of the WBCL requires shareholder approval for some transactions in the context of a tender offer or similar action for more than 5% of any class of a Wisconsin corporation’s stock. Shareholder approval is required for the acquisition of more than 5% of the corporation’s stock at a price above market value from any person who holds more than 3% of the voting shares and has held the shares for less than two years, unless the corporation makes an equal offer to acquire all shares. Shareholder approval is also required for the sale or option of assets that amount to at least 10% of the market value of the corporation, but this requirement does not apply if the corporation has at least three independent directors and a majority of the independent directors vote not to have this provision apply to the corporation.

        In addition to the anti-takeover provisions described above, various provisions of our articles of incorporation and bylaws, which are summarized in the following paragraphs, may be deemed to have anti-takeover effects.

        Transfer Restrictions on Class B Shares

        Our class B common stock has ten votes per share, while our class A common stock has one vote per share and our class C common stock has two votes per share. As of April 25, 2005, shares of class B common stock constitute about 53.0% of our total outstanding common stock on a fully diluted basis (excluding the shares owned by The Journal Company, our wholly-owned subsidiary) and about 91.4% of our total voting power. As a result, our capital structure may deter a potential change in control because our voting power is concentrated in our class B common stock. These shares cannot be transferred at any time except for:

•	transfers to us;

•	transfers to certain trusts for the benefit of individual beneficiaries or to any organization described in Section 501(c)(3) of the Internal Revenue Code;

•	transfers to a designated purchaser in a tender offer approved by our board;

•	if the holder is a corporation or other business entity, then transfers upon its dissolution or liquidation to its shareholders who are “Family Successors” as that term is defined in the articles of incorporation;

•	if the holder is a trust, then transfers to its beneficiaries who are Family Successors; or

•	transfers to our employee benefit plans, active employees, Matex Inc. or us pursuant to "option events."

        Any attempted transfer of our class B shares in violation of our articles of incorporation will be void. These restrictions on transfer of our class B common stock have the effect of preventing potential acquirors from obtaining voting control in a transaction not approved by our board, including a tender offer or other transaction that some, or a majority, of our shareholders might believe to be in their best interests or in which shareholders might receive a premium over the then-current market price of the class A common stock. As a result, these provisions may be a deterrent to a potential acquisition transaction.

        Staggered Board of Directors

        Our articles of incorporation and bylaws provide that the board of directors is divided into three classes, with staggered terms of three years each. Each year the term of one class expires. The articles provide that any vacancies on the board of directors can be filled only by the affirmative vote of a majority of the directors in office. Any director so elected will serve until the next election of the class for which he or she is chosen and until his or her successor is duly elected and qualified.

        No Cumulative Voting

        The WBCL provides that shareholders are denied the right to cumulate votes in the election of directors unless the articles of incorporation provide otherwise. Our articles of incorporation do not provide for cumulative voting.

        Meeting Procedures; Advance Notice Requirements for Shareholder Proposals and Director Nominations; Procedures for Calling a Special Meeting

        Our bylaws also provide the board with discretion in postponing shareholder meetings, including, within certain limits, special meetings of shareholders. Additionally, the President or the board (acting by resolution) can adjourn a shareholder meeting at any time before business is transacted at the meeting.

        Our bylaws also provide that shareholders seeking to bring business before an annual meeting must provide timely notice of their proposal in writing to the corporate secretary. To be timely, a shareholder’s notice shall be received on or before December 31 of the year immediately preceding the annual meeting; provided, however, that in the event that the date of the annual meeting is on or after May 1 in any year, notice by the shareholder to be timely must be so received not later than the close of business on the day which is determined by adding to December 31 of the year immediately preceding such annual meeting the number of days starting with May 1 and ending on the date of the annual meeting in such year. The bylaws also specify requirements as to the form and content of a shareholder’s notice. These provisions may impede shareholders’ ability to bring matters before an annual meeting of shareholders or make nominations for directors at an annual meeting of shareholders.

        Our bylaws also establish a procedure which shareholders seeking to call a special meeting of shareholders must satisfy. This procedure involves notice to us, the receipt by us of written demands for a special meeting from holders of 10% or more of all the votes entitled to be cast on any issue proposed to be considered, a review of the validity of such demands by an independent inspector and the fixing of the record and meeting dates by the board. In addition, shareholders demanding a special meeting must deliver a written agreement to pay the costs incurred by us in holding a special meeting, including the costs of preparing and mailing the notice of meeting and the proxy materials for the solicitation of proxies, in the event such shareholders are unsuccessful in their proxy solicitation.

        Director Removal

        Our articles of incorporation provide that any director may be removed from office, but only for cause by the approval of 66 2/3% of the voting power of the then outstanding shares entitled to vote in the election of directors. However, if at least two-thirds of the directors plus one director vote to remove a director, that director can be removed without cause by the affirmative vote of a majority of the outstanding shares entitled to vote.

        Authorized But Unissued Shares

        Our authorized but unissued shares of common stock and preferred stock will be available for future issuance without your approval. We could use these additional shares for a variety of corporate purposes, including future public offerings (following this offering) to raise additional capital, corporate acquisitions and issuances under employee benefit plans. Additionally, we could issue a series of preferred stock that could, depending on its terms, impede the completion of a merger, tender offer or other takeover attempt. The board will make any determination to issue such shares based on its judgment as to the best interests of our company and our shareholders. The board, in so acting, could issue preferred stock having terms that could discourage an acquisition attempt through which an acquiror may be able to change the composition of the board, including a tender offer or other transaction that some, or a majority, of our shareholders might believe to be in their best interests or in which shareholders might receive a premium over the then-current market price of the class A common stock.

        Supermajority Provisions

        Our articles of incorporation contain provisions that require the approval of 66 2/3% of the voting power of the then outstanding shares entitled to vote in order to amend certain anti-takeover provisions of the articles of incorporation or bylaws. In addition, the affirmative vote of (i) shareholders holding at least 66 2/3% of the voting power of the then outstanding class A shares and class B shares, considered for this purpose as a single class, and (ii) shareholders holding at least 66 2/3% of the voting power of the then outstanding class C shares is required to undertake (a) a sale or other business combination of our company, (b) a sale of the Milwaukee Journal Sentinel or (c) a relocation of the corporate headquarters outside of the Milwaukee area. These provisions could have the effect of discouraging takeover attempts that some, or a majority, of our shareholders might believe to be in their best interests or in which shareholders might receive a premium over the then-current market price of the class A common stock.

        Amendments to Articles of Incorporation

        The WBCL allows us to amend our articles of incorporation at any time to add or change a provision that is required or permitted to be included in the articles of incorporation or to delete a provision that is not required to be included in the articles of incorporation. The board can propose one or more amendments for submission to shareholders and may condition its submission of the proposed amendment on any basis if it provides certain notice and includes certain information regarding the proposed amendment in that notice. The provisions in our articles of incorporation relating to (a) the structure of the board, (b) certain amendments to the bylaws and (c) supermajority voting on certain transactions may only be amended by the approval of 66 2/3% of the voting power of the then outstanding shares entitled to vote.

        Preemptive Rights

        No holder of our common stock has any preemptive or subscription rights to acquire shares of our common stock.

        Transfer Agent and Registrar

        Wachovia Bank, N.A. is the transfer agent and registrar for our common stock. Its address is PA 1328, 123 South Broad Street, Philadelphia, Pennsylvania 19109-1199, Attn: Journal Communications, Inc. and its telephone number is 1-888-396-0853.

Agreement with the Grant Family Shareholders

        Pursuant to the terms and conditions of the shareholders agreement, dated May 12, 2003, among us, our predecessor company and Matex Inc. and the Abert Family Journal Stock Trust (the latter two of which we refer to as the “Grant family shareholders”), the Grant family shareholders agreed not to transfer any of their shares during the three years following our initial public offering, except as otherwise provided for in the agreement or pursuant to a Board-approved business combination transaction or under Rule 144 of the Securities Act of 1933. In addition, the Grant family shareholders agreed that they will not exercise their rights under our articles of incorporation to purchase any available shares of class B common stock if, after the proposed purchase, the Grant family shareholders would own more than 17% of the class B common stock then outstanding.

        The shareholders agreement gives us the right to redeem approximately 18.5% of the Grant family shareholders’ class B shares, at 105% of the average closing price of the class A shares, during the period beginning on March 17, 2005 and ending on September 12, 2005. In addition, each year beginning in 2004, we may redeem, at 105% of the average closing price of the class A shares, class B shares then owned by the Grant family shareholders if the Grant family shareholders own more than 17% of the class B shares then outstanding. In either case, the Grant family shareholders may, before the redemption occurs, convert their class B shares subject to the redemption into class A shares without complying with the class B offer procedures set forth in our articles of incorporation.

        The shareholders agreement provides the Grant family shareholders with certain rights to register with the Securities Exchange Commission some or all of their shares for resale to the public. Beginning September 13, 2005, the Grant family shareholders have the right to “demand” the registration of their shares, for resale, subject to the limitations described below. The Grant family shareholders also have the right to participate in certain of our proposed stock offerings to the public, subject to certain conditions. Notwithstanding these rights, we will not be obligated to effect any Grant family shareholder “demand” to register shares within 180 days after (1) the effective date of a registration in which the Grant family shareholders were notified of their rights to participate in an offering of ours or (2) any other registration of theirs. In addition, we may postpone for up to 180 days the filing or the effectiveness of any such Grant family shareholders’ “demand” registration statement if our board of directors determines that effecting such registration would have certain negative consequences.

        The shareholders agreement also provides that, beginning with the 2004 annual meeting of shareholders, the Grant family shareholders will have the right to propose one director nominee to the board (or, if the board is comprised of more than 11 directors, the Grant family shareholders will have the right to propose two director nominees). This right terminates when the Grant family shareholders hold less than 5% of the outstanding shares of our common stock. The Grant family shareholders’ nominee will be subject to applicable professional and governance standards. In connection therewith, the Grant family shareholders agreed to take all actions necessary to elect all of our recommended nominees for director. At the 2004 annual meeting of shareholders, the Grant family shareholders nominated, and our shareholders elected, David G. Meissner as a Class I director until the 2007 annual meeting of shareholders and until his successor is duly elected and qualified.

PLAN OF DISTRIBUTION

        We are registering all 3,500,000 class B shares on behalf of certain selling shareholders. We issued all of the class B shares pursuant to a registration statement on Form S-4 and, as a result, the class B shares are freely tradable (subject to the transfer restrictions and purchase option procedures contained in our articles of incorporation), except for any such shares acquired or held by The Journal Company, our wholly-owned subsidiary (or any other affiliate of ours, other than the Grant family shareholders), which shares, pursuant to Rule 145 of the Securities Act will remain subject to the resale limitations of Rule 144 of the Securities Act and except for any such shares acquired or held by the Grant family shareholders, which shares will remain subject to the additional transfer limitations set forth in the shareholders agreement, described under “Description of our Capital Stock – Agreement with the Grant Family Shareholders.” Rule 145 provides that an affiliate who receives shares in a transaction such as the share exchange with respect to which there has been a vote of shareholders will be subject to the resale limitations of Rule 144. We will not receive proceeds from this offering.

        The selling shareholders named in this prospectus may sell the class B shares from time to time to other eligible purchasers in the “B market.” With certain limited exceptions, in order to sell class B shares, class B shareholders must first provide our transfer agent with a properly completed sales offer form (a “voluntary transfer/conversion notice”). Upon submission of such form/notice, the following persons will have options to purchase the shares subject to that form/notice, in the following order: (i) our employee benefit plans; (ii) employee eligibles (our active employees and our directors); (iii) Matex Inc. (one of the Grant family shareholders); and (iv) us. Persons wishing to buy class B shares must have listed themselves as active buyers for up to a set number or specified dollar amount of shares on a register maintained by our transfer agent. Offers to sell are matched with purchasers, provided one or more active purchasers are then available, within three business days after the “option event date” for a sales offer form/notice. If a purchase option is exercised, then the class B shares will be sold to the eligible purchaser and remain class B shares. If no purchase option is exercised, then the shareholder can (i) retain the class B shares, or (ii) convert the class B shares into class A shares, which would be freely transferable (subject to applicable law).

        The selling shareholders will act independently of us in making decisions with respect to the timing, manner and size of each sale.

        We will bear all costs, expenses and fees in connection with the registration of the class B shares and the operation of the “B market.” There is a small administrative fee charged to the seller of shares in the “B market.”

LEGAL MATTERS

        Certain legal matters with respect to this offering and the shares of our class B common stock offered by this prospectus will be passed upon for us by Foley & Lardner LLP, Milwaukee, Wisconsin.

EXPERTS

        The consolidated financial statements and schedule of Journal Communications, Inc. at December 31, 2002 and 2003 and for each of the three years in the period ended December 31, 2003 incorporated by reference in this prospectus have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.